Exhibit 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2003

(In thousands)

Earnings
Income before interest expense	$12,304
ATC equity earnings	(888)
Income before interest expense, net of ATC equity earnings	11,416
Add:
Income tax items	5,722
Income tax on other income	319
Income distribution from equity investee	580
AFUDC - borrowed funds	54
Interest on rentals*	221
Amortization of debt discount	119
Total Earnings Before Interest and Taxes	$18,431

Fixed Charges
Interest on long-term debt	$2,893
Amortization of debt discount	119
Other interest	36
Interest on rentals*	221
Total Fixed Charges	$3,269

Ratio of Earnings to Fixed Charges	5.64x

*Represents one-third of the total rental expense.